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                                                            Exhibit 99.6


                                                         [LETTERHEAD OF INFOSYS]

                                                                  April 10, 2003

         Dear Infosys Finance Colleague

         Today Infosys is a world leader in corporate governance and integrity. Our challenge is to continue maintaining this high standard.

         In line with the requirements of the Sarbanes Oxley Act, 2002, we have adopted the attached Code of Ethics for Financial Professionals.

         Infosys has chosen to apply this code to all finance, tax, accounting, treasury, internal audit, financial analyst, investor relations professionals, disclosure committee members, senior management, members of the Audit Committee and the Board, even though such wider application is not required by the law - because we believe we should raise the bar for compliance.

         This code supplements the company-wide Code of Conduct and the accompanying acknowledgement form needs to be signed and returned to the Human Resources Department.

         We ask you to read, understand, enforce and adhere to this Code, and ensure that others who work for you do the same.

         Our reputation depends on the financial accuracy and propriety of our financial information, the integrity and upright behavior of each professional in the wider financial organization, and the avoidance of conflicts.

         Your pledge to continue to uphold this tradition will strengthen our reputation and integrity.

Sincerely,

N. R. NARAYANA MURTHY
CHAIRMAN AND CHIEF MENTOR

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                          INFOSYS TECHNOLOGIES LIMITED

                               CODE OF ETHICS FOR
                PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL OFFICERS

I.       INTRODUCTION

         This Code of Ethics for Principal Executive and Senior Financial Officers (the "Code") helps maintain the standards of business conduct of Infosys Technologies Limited (the "Company"), and ensures compliance with legal requirements, specifically Section 406 of the Sarbanes-Oxley Act of 2002 and SEC rules promulgated thereunder. The purpose of the Code is to deter wrongdoing and promote ethical conduct. The matters covered in this Code are of the utmost importance to the Company, our shareholders and our business partners, and are essential to our ability to conduct our business in accordance with our stated values. This Code is intended to supplement the Infosys Code of Conduct.

         The Code is applicable to the following persons, referred to as
Officers:

                  -    Our principal executive officer,

                  -    Our principal financial officer,

                  -    Our principal accounting officer or controller, and

                  - All professionals serving in a finance, tax, accounting, purchase, treasury, internal audit, financial analyst and investor relations roles, to all disclosure committee members, to all senior management, to the members of the Audit Committee and to the Board of Infosys and its subsidiaries.

         Ethical business conduct is critical to our business. Officers are expected to read and understand this Code, uphold these standards in day-to-day activities, and comply with, all applicable laws, rules and regulations, the Infosys Code of Conduct and all applicable policies and procedures adopted by the Company that govern the conduct of its employees.

         Because the principles described in this Code are general in nature, Officers should also review the Company's other applicable policies and procedures for more specific instruction, and contact HRavichandar@infosys.com of the Human Resources Department or balakv@infosys.com of the Finance Department if they have any questions.

         Nothing in this Code, in any Company policies and procedures, or in other related communications (verbal or written) creates or implies an employment contract or term of employment.
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         Officers should sign the acknowledgment form at the end of this Code and return the form to the Human Resources Department indicating that they have received, read, understand and agree to comply with the Code. The signed acknowledgment form will be located in each Officer's personnel files. Each year as part of their annual review, Officers will be asked to sign an acknowledgment indicating their continued understanding of the Code.

II.      HONEST AND ETHICAL CONDUCT

         We expect all Officers to act with the highest standards of personal and professional integrity, honesty and ethical conduct while working on the Company's premises, at offsite locations where Company business is being conducted, at Company sponsored business and social events, or at any other place where Officers are representing the Company.

         We consider honest conduct to be conduct that is free from fraud or deception and marked with integrity. We consider ethical conduct to be conduct conforming to accepted professional standards of conduct. Ethical conduct includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, as discussed in more detail in
Section III below. By expecting the highest standards of honesty and ethical conduct, we expect our Officers to stay far from the line differentiating honesty from dishonesty and ethical conduct from unethical conduct.

         In all cases, if you are unsure about the appropriateness of an event or action, please seek assistance in interpreting the requirements of these practices by contacting HRavichandar@infosys.com of the Human Resources Department or balakv@infosys.com of the Finance Department.

III.     CONFLICTS OF INTEREST

         An Officer's duty to the Company demands that he or she avoid and disclose actual and apparent conflicts of interest. A conflict of interest exists where the interests or benefits of one person or entity conflict with the interests or benefits of the Company. Examples include:

         A. Employment/Outside Employment. In consideration of employment with the Company, Officers are expected to devote their full attention to the business interests of the Company. Officers are prohibited from engaging in any activity that interferes with their performance or responsibilities to the Company or is otherwise in conflict with or prejudicial to the Company. Our policies prohibit Officers from accepting simultaneous employment with a Company supplier, customer, developer or competitor, or from taking part in any activity that enhances or supports a competitor's position. Additionally, Officers must disclose to the Company's Audit Committee any interest that they have that may conflict with the business of the Company.

         B. Outside Directorships. It is a conflict of interest to serve as a director of any company that directly competes with the Company. Officers must first obtain approval from the Company's Audit Committee before accepting a directorship. The Audit Committee shall be empowered to determine whether a company directly competes with the Company.
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         C.       Business Interests. If an Officer is considering investing in a Company customer, supplier, developer or competitor, he or she must first take great care to ensure that these investments do not compromise their responsibilities to the Company. Our policy requires that Officers first obtain approval from the Company's Audit Committee before making such an investment. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; the Officer's ability to influence the Company's decisions; his or her access to confidential information of the Company or of the other company; and the nature of the relationship between the Company and the other company.

         D. Related Parties. As a general rule, Officers should avoid conducting Company business with a relative, or with a business in which a relative is associated in any significant role. Relatives include spouse, siblings, children, parents, grandparents, grandchildren, aunts, uncles, nieces, nephews, cousins, step relationships, and in-laws. The Company discourages the employment of relatives of Officers in positions or assignments within the same department and prohibits the employment of such individuals in positions that have a financial dependence or influence (e.g., an auditing or control relationship, or a supervisor/subordinate relationship).

         E. Payments or Gifts from Others. Under no circumstances may Officers accept any offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value from customers, vendors, consultants, etc. that is perceived as intended, directly or indirectly, to influence any business decision, any act or failure to act, any commitment of fraud, or opportunity for the commission of any fraud. Inexpensive gifts, infrequent business meals, celebratory events and entertainment, provided that they are not excessive or create an appearance of impropriety, do not violate this policy. Before accepting anything of value from an employee of a government entity, please contact the Human Resources Department or the Finance Department. Questions regarding whether a particular payment or gift violates this policy are to be directed to Human Resources Department. Gifts given by the Company to suppliers or customers or received from suppliers or customers should be appropriate to the circumstances and should never be of a kind that could create an appearance of impropriety. The nature and cost must always be accurately recorded in the Company's books and records. Please follow the Company's Gift Policy in this regard.

         F. Corporate Opportunities. Officers may not exploit for their own personal gain opportunities that are discovered through the use of corporate property, information or position unless the opportunity is disclosed fully in writing to the Company's Board of Directors and the Board of Directors declines to pursue such opportunity.

         G. Other Situations. Because other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. If a proposed transaction or situation raises any questions or doubts, Officers must consult the Company's Audit Committee.

IV.      DISCLOSURE TO THE SEC AND THE PUBLIC

         Our policy is to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications. Accordingly, our Officers must ensure that they and others in the Company comply with our disclosure controls and procedures and our internal controls for financial reporting.
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V.       COMPLIANCE WITH GOVERNMENTAL LAWS, RULES AND REGULATIONS

         Officers must comply with all applicable governmental laws, rules and regulations. Officers must acquire appropriate knowledge of the legal requirements relating to their duties sufficient to enable them to recognize potential dangers and to know when to seek advice from the Finance Department. Violations of applicable governmental laws, rules and regulations may subject Officers to individual criminal or civil liability, as well as to discipline by the Company. Such individual violations may also subject the Company to civil or criminal liability or the loss of business.

VI.      VIOLATIONS OF THE CODE

         Part of an Officer's job and ethical responsibility is to help enforce this Code. Officers should be alert to possible violations and report possible violations to the Human Resources Department or the Finance Department. Officers must cooperate in any internal or external investigations of possible violations. Reprisal, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other Company policies, or against any person who is assisting in any investigation or process with respect to such a violation, is prohibited.

         Actual violations of law, this Code, or other Company policies or procedures should be promptly reported to the Human Resources Department or the Finance Department.

         The Company will take appropriate action against any Officer whose actions are found to violate the Code or any other policy of the Company. Disciplinary actions may include immediate termination of employment at the Company's sole discretion. Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Where laws have been violated, the Company will cooperate fully with the appropriate authorities.

VII.     WAIVERS AND AMENDMENTS OF THE CODE

         We are committed to continuously reviewing and updating our policies and procedures. Therefore, this Code is subject to modification. Any amendment or waiver of any provision of this Code must be approved in writing by the Company's Board of Directors and promptly disclosed on the Company's website and in applicable regulatory filings pursuant to applicable laws and regulations, together with details about the nature of the amendment or waiver.
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VIII.    ACKNOWLEDGMENT OF RECEIPT OF CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND
         SENIOR FINANCIAL OFFICERS

         I have received and read the Company's Code of Ethics for Principal Executive and Senior Financial Officers (the "Code"). I understand the standards and policies contained in the Code and understand that there may be additional policies or laws specific to my job. I further agree to comply with the Code.

         If I have questions concerning the meaning or application of the Code, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult the Human Resources Department or the Finance Department, knowing that my questions or reports to these sources will be maintained in confidence.

____________________________________
Officer Name

____________________________________
Signature

____________________________________
Date

Please sign and return this form to the Human Resources Department.